UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2024
Commission File Number: 001-35617

Sandstorm Gold Ltd.
(Translation of registrant’s name into English)

Suite 3200 - 733 Seymour Street
Vancouver, British Columbia
V6B 0S6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation By Reference
Exhibits 99.1 (Management’s Discussion and Analysis for the Period Ended March 31, 2024 and Condensed Consolidated Interim Financial Statements for the Three Month Periods Ended March 31, 2024 and March 31, 2023) to this report of Sandstorm Gold Ltd. (the “Company”) on Form 6-K is hereby incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-267554) under the Securities Act of 1933, as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Management’s Discussion and Analysis for the Period Ended March 31, 2024 and Condensed Consolidated Interim Financial Statements of the Company for the Three Month Periods Ended March 31, 2024 and March 31, 2023

99.2	CEO Certification

99.3	CFO Certification

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: May 2, 2024	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer